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                               November 13, 2023

       Michael A. Boxer
       Senior Vice President and General Counsel
       Thermo Fisher Scientific Inc.
       168 Third Avenue
       Waltham, Massachusetts 02451

                                                        Re: Thermo Fisher
Scientific Inc.
                                                            Olink Holding AB
(publ)
                                                            Schedule TO-T Filed
October 31, 2023
                                                            Filed by Goldcup
33985 AB (U.C.T. Orion Acquisition AB) and Thermo Fisher
                                                            Scientific Inc.
                                                            File No. 005-93360

       Dear Michael A. Boxer:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T Filed October 31, 2023

       General

   1. We note that Olink is a foreign private issuer organized under the laws of Sweden. While
                                                        Parent and Buyer need
not disseminate offer materials in jurisdictions where it may not legally do so, it must
accept tenders from all target shareholders, wherever located. See
                                                        Rule 14d-10(a)(1).
Please revise the disclosure (in bold and all caps) on pages iii-iv of the
                                                        Offer to Purchase
accordingly.
   2. See our last comment above. We note the disclosure in the Offer to Purchase that Olink is incorporated in Sweden
but its primary trading market is in the United States. Please explain in your
response letter to what extent Swedish law applies to the Offer. That is, state whether, for
purposes of Swedish law as it relates to this Offer, Sweden views U.S regulation as primary
(and explain why or why not). Additionally, in your response letter, describe the facts
supporting bidders' reliance on Rule 14d-1(d) in connection with this
 Michael A. Boxer
FirstName LastNameMichael
Thermo Fisher Scientific Inc. A. Boxer
Comapany 13,
November  NameThermo
              2023       Fisher Scientific Inc.
November
Page 2    13, 2023 Page 2
FirstName LastName
         Offer, including the level of U.S. ownership in the Company.
3.       Refer to the following statement made on page ii, 8, and 12 of the
Offer to Purchase:    In
         certain circumstances under the Support Agreement, to the extent permitted under applicable law, Buyer has the right to elect that a tendering shareholder instead withdraw its Shares from the Offer and transfer them directly to Buyer at a fixed price of $26.00 per
         Share, subject to the terms and conditions of the Support Agreement (emphasis added).
         However, in separate parts of page 8 and 12 of the Offer to Purchase, you restate the
         above sentence, but substitute    a tendering shareholder    with    a
Supporting Shareholder.
         Please revise these statements to (1) discuss what constitutes
certain circumstances    for
         these purposes; (2) clarify that    a tendering shareholder    refers
to the parties to the
         Support Agreement, and not all shareholders tendering their shares pursuant to the Offer, if true; and (3) otherwise make these statements consistent or explain the differences.
         Additionally, please explain in your response letter how such arrangement to transfer withdrawn Shares directly to Buyer outside the Offer is consistent with Rule 14e-5 or any exemption from that Rule. See also, our next comment below.
4. On page iii and page 13 of the Offer to Purchase, you state that Buyer and its affiliates and brokers may make certain purchases of Offer Securities outside of the United States before, during, or after the Offer Period to the extent permissible under Rule 14e-5 of the
         Exchange Act. In your response letter, please advise us which exception under Rule 14e-
         5(b) that you plan to rely upon for these outside purchases and outline the facts that you believe support your reliance on the exception identified.
Summary Term Sheet, page 1

5. Prominently disclose in the Summary Term Sheet, and where else appropriate in the Offer
         to Purchase, bidders    plans for the Company (and the impact on
remaining Olink
         shareholders) if less than 90% of the outstanding Shares are tendered in the Offer. We note that according to disclosure on page 7 of the Offer to Purchase, bidders have the right to reduce or waive the Minimum Tender Condition. Here and where else appropriate in
         the Offer to Purchase, such as Section 13    Purpose of the Offer;
Plans for Olink,    explain
         what this will mean for shareholders, including but not limited to, the bidders' ability to compulsorily or otherwise acquire any Shares not tendered in the Offer at acceptance levels below 90%. If Olink may continue to exist as a separate legal entity after the Offer, explain the impact to non-tendering shareholders under Swedish law.
6. Outline in the Summary Term Sheet the ways in which the conduct of this Offer will differ from a U.S. tender offer, including when payment will be made for tendered
         Shares consistent with Rule 14d-1(d). As one example only, indicate if Swedish law imposes a maximum limit on the term of the Offer, and what you will do if all conditions to the Offer, including the regulatory conditions, have not been satisfied by the Expiration
         Time. Provide explanatory disclosure similar to the second paragraph of the subsection
         entitled    Withdrawal Rights,    on page 21 of the Offer to Purchase,
where you make the
         following general statement:    Under the    Tier II    exemption,
compliance with the
 Michael A. Boxer
FirstName LastNameMichael
Thermo Fisher Scientific Inc. A. Boxer
Comapany 13,
November  NameThermo
              2023       Fisher Scientific Inc.
November
Page 3    13, 2023 Page 3
FirstName LastName
         requirements of home jurisdiction law or practice . . . will satisfy the requirements of certain of the rules applicable to third-party tender offers under the Exchange Act, including rules relating to withdrawal rights.
7.       Under    Will there be a subsequent offering period?    on page 7 of
the Offer to Purchase,
         disclose when and how Buyer will inform shareholders if it elects to provide a subsequent offering period. Additionally, please explain whether Shares tendered through that date would be taken up and purchased immediately or whether they could still be withdrawn.
8. On page 8 of the Offer to Purchase, you note that Buyer has the right under the Support
         Agreement to elect that a Supporting Shareholder who has tendered its Shares into the
         Offer instead withdraw its Shares and transfer them directly to Buyer, to the extent
         permitted under applicable law.    Please explain when and why Buyer
would exercise this
         option and the impact on shareholders not party to the Support Agreement. Additionally, explain the reference to applicable law and how it might limit Buyer's right to make this election. Generally revise the Offer to Purchase to clarify whether, if the Offer is not consummated, bidders or their affiliates will still acquire the 66% of the outstanding Offer
         Securities subject to the Support Agreement.
9.       On page 8 of the Offer to Purchase, you state that Parent and Olink
are party to    certain
         commercial arrangements.    Please expand this disclosure to briefly
describe the nature of
         those commercial arrangements or direct shareholders to another place in the offer materials where this disclosure appears.
10.      Under    If the Offer is completed, will Olink continue as a publicly
traded company?    on
         page 9 of the Offer to Purchase, revise to specifically address the situation where the Offer is consummated but at an acceptance level lower than the 90% needed for the Compulsory
         Redemption. Provide similar disclosure in the next subsection on page 9 of the Offer to
         Purchase entitled    If I decide not to tender, how will the Offer
affect my Shares or
         ADSs?
Terms of the Offer, page 14

11.      Refer to the following statement made on page 5 and 14 of the Offer to
Purchase:
            Notwithstanding the foregoing, Buyer may, in its sole discretion, decrease the threshold percentage required to meet the Minimum Tender Condition to a percentage no lower than
         [51%] of the issued and outstanding Shares.    Please revise to
include that the Offer will
         remain open for at least five U.S. business days if such change to the Minimum Tender
         Condition is made. If you intend to rely on the accommodation for qualifying cross-border offers to avoid extending the offer period after such a reduction in the Minimum Tender
         Condition, please revise the offer materials to affirm your compliance with the conditions under which you may do so. See Section II.C.5 in SEC Release No. 33-8957 (October 9,
         2008).
Acceptance for Payment and Payment for Offer Securities, page 15
 Michael A. Boxer
FirstName LastNameMichael
Thermo Fisher Scientific Inc. A. Boxer
Comapany 13,
November  NameThermo
              2023       Fisher Scientific Inc.
November
Page 4    13, 2023 Page 4
FirstName LastName
12. Revise the disclosure in this section to indicate when payment will be made by Buyer after the acceptance of any tendered Shares. If payment will be made in accordance with
         Swedish law and Rule 14d-1(d), describe that process for the benefit of U.S. shareholders, specifically how long it will take. If Buyer could, consistent with applicable foreign law, allow the Offer Period to expire pending receipt of any necessary regulatory approvals, this fact should be prominently disclosed in the Offer to Purchase (including this section).
Procedures for Accepting the Offer and Tendering Offer Securities, page 16

13. On page 18 and 20 of the Offer to Purchase, you represent that all questions as to the validity, form, eligibility, and acceptance for payment of any tender of Shares or ADSs, respectively, will be determined in your sole discretion and will thus
be viewed as    final
         and binding.    Please revise to remove the implication that
shareholders may not challenge
         these determinations in a court of competent jurisdiction.
Withdrawal Rights, page 21

14.      Refer to the following statements made on page 21 of the Offer to
Purchase:    Buyer is
         entitled, in connection with the Offer, to relief from certain provisions of Section 14(e) of
         the Exchange Act and Regulation 14E thereunder afforded under    Tier
II    of the SEC   s
         Cross-Border Tender Offer Rules and related interpretations issued by the Staff of the
         SEC. Under the    Tier II    exemption, compliance with the
requirements of the home
         jurisdiction law or practice (in this case, Sweden) will satisfy the requirements of certain of the rules applicable to third-party tender offers under the Exchange Act, including rules
         relating to withdrawal rights.    Here or in an appropriate parts of
the Offer to Purchase,
         explain specifically how the terms of this Offer will differ than would otherwise be the case, absent your reliance on the Tier II cross-border exemptions, including with respect to withdrawal rights.
Certain Information Concerning Parent and Buyer, page 26

15. Please revise your disclosure in Schedule I to the Offer to Purchase to include the information required for any filing person and any person specified in General Instruction
         C of Schedule TO by Item 3 of Schedule TO and Item 1003(a) through (c) of Regulation
         M-A. For each natural person, your revised disclosure should include the principal business and address of his or her current principal occupation or employment and past material occupations, positions, offices or employment (during the past five years).
Purpose of the Offer; Plan for Olink, page 47

16. On page 48 of the Offer to Purchase, you state that the redemption price in the
         Compulsory Redemption may differ from the Offer Consideration if
special cause    so
         dictates. On page 52 of the Offer to Purchase, you state that Buyer believes that Rule 13e-
         3 will not be applicable to the Compulsory Redemption because    in
the Compulsory
         Redemption, shareholders will receive the same price per Share as the Offer
 Michael A. Boxer
FirstName LastNameMichael
Thermo Fisher Scientific Inc. A. Boxer
Comapany 13,
November  NameThermo
              2023       Fisher Scientific Inc.
November
Page 5    13, 2023 Page 5
FirstName LastName
         Consideration.    Please revise to reconcile these two contradictory
statements. In addition,
         please address in your response letter how Buyer will satisfy the requirement that the consideration offered to unaffiliated security holders in the Compulsory Redemption be at least equal to the highest consideration offered during the Offer if
 special cause    dictates
         a different redemption price than the Offer Consideration. See Rule 13e-3(g)(1). Finally,
         revise the disclosure here to explain what might constitute    special
cause    for this
         purpose, and how it would affect the redemption price.
17. See our comment above regarding the fact that Buyer may waive or reduce the Minimum
         Tender Condition. The disclosure on page 48 of the Offer to Purchase
states that    [u]pon
         consummation of the Compulsory Redemption, Olink will become part of
Parent   s Life
         Sciences Solutions segment.    Revise and expand to discuss specific
plans for Olink if
         the Compulsory Redemption does not occur or if the Offer is consummated below the
         90% acceptance level. Similarly, in the next section on page 48 of the Offer to Purchase, please explain whether, in that circumstance, the ADSs will continue to trade on Nasdaq.
Conditions to the Offer, page 49

18.      On page 50 of the Offer to Purchase, briefly describe the    certain
developments    that may
         allow the Buyer to terminate this Offer.
19.      Refer to the following statement made on page 50 of the Offer to
Purchase:    The
         foregoing conditions are in addition to, and not a limitation of, the rights of Parent and
         Buyer to extend, terminate, amend and/or modify the Offer pursuant to and in accordance
         with the Purchase Agreement.    All Offer conditions should be listed
in this section. Please
         revise here and where similar language appears in the Summary Term Sheet section.
20.      Refer to the following statements made on page 50 of the Offer to
Purchase:    The Offer
         Conditions are for the benefit of Parent and Buyer and may be waived (where permitted by applicable law) by Parent or Buyer in whole or in part at any time or from time to time prior to the Expiration Time, in each case, subject to the terms and conditions of the
         Purchase Agreement. The failure by Parent or Buyer at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from
time to time.    If an
         Offer Condition is    triggered    while the Offer is pending, in our
view, the Parent or Buyer
         must promptly inform shareholders whether they will assert the condition and terminate the Offer, or waive it and continue. Reserving the right to waive a
condition    at any time
         and from time to time    is inconsistent with your obligation in this
regard. While you have
         clarified that this discretion is subject to applicable law, it is not clear what this qualification means in this context. Please revise your disclosure, consistent with the views expressed here.
Certain Legal Matters; Regulatory Approvals, page 50

21.      Refer to the following statement made on page 51 of the Offer to
Purchase:    except for
         observance of the waiting periods and the obtaining of the required approvals summarized
 Michael A. Boxer
Thermo Fisher Scientific Inc.
November 13, 2023
Page 6
         under the sub-heading    United States Antitrust Compliance    and
Foreign Competition
         and Investment Laws    below in this Section 17, we do not currently
intend to delay
         acceptance for payment of Offer Securities tendered pursuant to the Offer pending the
         outcome of any such matter.    Please revise your disclosure to
clarify whether you intend
         to delay acceptance for payment of Offer Securities in order to obtain required approval under antitrust laws in Germany, Iceland or elsewhere. If there exists the possibility that you will allow the Offer Period to expire but will delay acceptance of or payment for tendered Shares, pending receipt of required regulatory approvals, this possibility and the potential impact on shareholders should be prominently disclosed in the Offer to Purchase.
         Please revise or advise.
22.      See our comments above regarding your assertion that    in the
Compulsory Redemption,
         shareholders will receive the same price per Share as the Offer
Consideration    and that
         therefore, the acquisition of Shares pursuant to the Compulsory Redemption will not constitute a going private transaction subject to Rule 13e-3. However, on page 52 of the
         Offer to Purchase, you state the following:    If there is a
disagreement between the Parent
         and Buyer and the minority shareholders regarding the price for the outstanding Offer
         Securities to be purchased in the Compulsory Redemption, the matter is decided by the
         Arbitral Tribunal, based on the provisions of the Swedish Companies
Act.    Please revise
         or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-
330-1032, or Eddie Kim at 202-679-6943



FirstName LastNameMichael A. Boxer                            Sincerely,
Comapany NameThermo Fisher Scientific Inc.
                                                              Division of
Corporation Finance
November 13, 2023 Page 6                                      Office of Mergers
& Acquisitions
FirstName LastName